UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of June 2016

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐             Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On June 1, 2016, Husky Energy issued a press release entitled “Husky Energy Positioned to Grow Profits”. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-208443) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	By:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: June 1, 2016		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Positioned to Grow Profits

Calgary, Alberta (June 1, 2016) – Husky Energy is positioned to increase free cash flow as a result of the structural changes that have taken root across the business while significantly lowering its cost base.

“Husky has been transformed over the past six years,” said CEO Asim Ghosh. “We now have an oil price earnings break-even that is amongst the lowest in the oil industry and have significantly reduced our sustaining and maintenance capital requirements.

“In addition, the steps we have taken to reduce our debt will result in a balance sheet that will be amongst the strongest in our industry.”

Industry Leading Earnings Break Even

In 2010, Husky began its transformation, which included increasing the percentage of higher quality barrels in its production base. This includes investing in projects that have lower operating costs and improved margins, have a longer life, require less capital to maintain production, and reduce cash flow variability through integrated value chains.

By the end of 2016, more than 40 percent of production will come from these types of projects, up from just eight percent in 2010.

The transition to higher quality production has resulted in:

•	An annualized earnings break-even of sub-$40 US WTI, amongst the lowest in the industry.

•	A reduction in sustaining and maintenance costs of more than 20 percent. These costs are expected to be further lowered with the ongoing transformation of the Western Canada portfolio and further additions of higher quality production.

Free Cash Flow Growth

As a result of the structural changes that have taken place, Husky can generate enough cash to maintain current production levels with WTI oil prices in the mid-$30s US. Oil prices above that point are expected to produce free cash flow.

An increase in WTI oil prices from $40 to $50 US on an annualized basis is expected to generate about $800 million in free cash flow.

“As a result, we are now much better positioned to deliver on our three business priorities of maintaining a strong balance sheet, investing in our rich portfolio of opportunities and establishing a sustainable cash dividend,” said Ghosh.

At Least 18 New Lloyd Thermal Projects Identified in Opportunity-Rich Portfolio

The Company has a rich and diverse organic portfolio of growth projects in which to invest, with numerous opportunities that can generate returns greater than 10 percent at today’s prices.

Inherent strengths of the portfolio include its focused diversity – projects that are well balanced across product mix and geography – and its flexibility, with strong opportunities across short, mid, and long project cycle times.

The Lloyd thermal portfolio has been a particularly resilient growth engine. With some of the lowest operating costs in the industry, and with support from the Lloyd Value Chain, the expanding thermal portfolio has resulted in a material transformation to the heavy oil business.

At least 18 additional thermal projects in the Lloyd region have been identified for advancement. Twelve projects are based on a 10,000 barrels per day (bbls/day) template and six on a 5,000 bbls/day template.

This growing thermal expertise is being leveraged at the Tucker Thermal Project near Cold Lake, where production has now surpassed 20,000 bbls/day.

Combined production from Lloyd thermals and Tucker is expected to exceed 100,000 bbls/day in the second half of the year.

Strong Balance Sheet

A key objective of the 2016 business plan has been to further strengthen the balance sheet and provide secure footing in a volatile commodity price environment.

Significant results have been realized in short order and the Company is expected to achieve its target ratio of about 2x net debt-to-cash flow from operations. Agreements have been reached on transactions that upon closing will result in aggregate proceeds of about $2.8 billion.

Transactions include:

•	The creation of a new limited partnership through the $1.7 billion sale of a partial interest in select midstream assets in the Lloyd region.
•	Husky will remain operator of the assets, which include approximately 1,900 kilometres of pipeline, 4.1 billion barrels of oil storage capacity and other ancillary assets, while retaining a 35 percent interest.
•	This will facilitate the expansion of the thermal business as the limited partnership has secured financing to provide ongoing capital investment for expanding takeaway capacity for at least eight additional Lloyd thermal projects. It also allows the partnership to expand its third-party transportation business.
•	The agreement remains subject to regulatory approval.

•	The sale of royalty assets in Western Canada, representing approximately 1,700 barrels of oil equivalent per day (boe/day). Proceeds include $163 million in cash and other considerations, including the transfer of royalty and working interests to Husky in heavy oil properties in the Lloydminster area. The transaction closed on May 25.

•	As part of the ongoing transformation of the Western Canada business, agreements have been reached for the sale of several packages of select legacy oil and gas assets in Saskatchewan and Alberta representing approximately 20,600 boe/day for a total of about $900 million in cash proceeds. In addition, Husky obtained interests in lands with thermal development potential in the Lloydminster region as part of one of the transactions.

Near Term Project Deliveries on Track

The Company is on track to complete eight projects by the end of 2016, which are expected to contribute close to 90,000 bbls/day of new production once fully ramped up. While the majority of this production will offset natural declines and divestments in 2016, it will continue to improve the quality of production in the portfolio and further lower the overall earnings break-even.

Project	Net Production (bbls/d) / Nameplate Capacity	Start Date
Sunrise Energy Project	30,000	March 2015
South White Rose Extension	15,000	June 2015
Rush Lake Lloyd Thermal	10,000	July 2015
Edam East Lloyd Thermal	10,000	April 2016
Colony formation (Tucker Thermal Project)	5,000	April 2016
Vawn Lloyd Thermal	10,000	Steaming
Edam West Lloyd Thermal	4,500	Q3
North Amethyst Hibernia well	5,000	Q3

2016 Investor Day

Members of the senior management team will provide further details on the Company’s strategy and portfolio at the 2016 Investor Day, scheduled for 9 a.m. (Eastern Time) on Wednesday, June 1, 2016 in Toronto, Ontario, Canada. The presentation will be webcast and will be available at www.huskyenergy.com

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its common shares are publicly traded on the Toronto Stock Exchange under the symbol HSE. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Rob Knowles Manager, Investor Relations Husky Energy Inc. 587-747-2116	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602

FORWARD-LOOKING STATEMENTS

Certain statements in this new release are forward-looking statements and information (collectively “forward-looking statements”), within the meaning of the applicable Canadian securities legislation, Section 21E of the United States Securities Exchange Act of 1934, as amended, and Section 27A of the United States Securities Act of 1933, as amended. The forward-looking statements contained in this new release are forward-looking and not historical facts.

Some of the forward-looking statements may be identified by statements that express, or involve discussions as to, expectations, beliefs, plans, objectives, assumptions or future events or performance (often, but not always, through the use of words or phrases such as “will likely result”, “are expected to”, “will continue”, “is anticipated”, “is targeting”, “estimated”, “intend”, “plan”, “projection”, “could”, “aim”, “vision”, “goals”, “objective”, “target”, “schedules” and “outlook”). In particular, forward-looking statements in this new release include, but are not limited to, references to:

•	with respect to the business, operations and results of the Company generally: the Company’s general strategic plans and growth strategies; anticipated proportion of total production from low sustaining capital cost projects by the end of 2016; expectation of lower sustaining and maintenance costs; expectation of free cash flow above specified WTI prices; forecasted free cash flow generated for range of WTI prices; expectation that the Company will reach its target net debt-to-cash flow from operations ratio; and anticipated amount of new production from projects completed in 2016, once fully ramped up;

•	with respect to the Company’s Atlantic Region: anticipated timing of first production from, and forecast net peak daily production from, the Company’s North Amethyst Hibernia well project; and

•	with respect to the Company’s Heavy Oil properties: strategic plans and growth strategy for the Company’s Lloyd thermals; anticipated timing of first production from, and forecast net peak daily production from, the Company’s Edam West Lloyd Thermal project; anticipated net peak daily production from the Company’s Vawn, Sunrise, Rush Lake, Edam East, Colony formation and North Amethyst projects; and forecasted thermal production from Tucker and Lloyd for year-end 2016.

There are numerous uncertainties inherent in projecting future rates of production. The total amount or timing of actual future production may vary from production estimates.

Although the Company believes that the expectations reflected by the forward-looking statements presented in this new release are reasonable, the Company’s forward-looking statements have been based on assumptions and factors concerning future events that may prove to be inaccurate. Those assumptions and factors are based on information currently available to the Company about itself and the businesses in which it operates. Information used in developing forward-looking statements has been acquired from various sources including third-party consultants, suppliers, regulators and other sources.

Because actual results or outcomes could differ materially from those expressed in any forward-looking statements, investors should not place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Some of these risks, uncertainties and other factors are similar to those faced by other oil and gas companies and some are unique to Husky.

The Company’s Annual Information Form for the year ended December 31, 2015 and other documents filed with securities regulatory authorities (accessible through the SEDAR website www.sedar.com and the EDGAR website www.sec.gov) describe risks, material assumptions and other factors that could influence actual results and are incorporated herein by reference.

Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by applicable securities laws, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are dependent upon other factors, and the Company’s course of action would depend upon its assessment of the future considering all information then available.

Non-GAAP Measures

This news release contains certain terms which do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. None of these measurements are used to enhance the Company’s reported financial performance or position. With the exception of cash flow from operations and free cash flow, there are no comparable measures to these non-GAAP measures in accordance with IFRS. These non-GAAP measures are considered to be useful as complementary measures in assessing Husky’s financial performance, efficiency and liquidity. These terms include:

•	The term “cash flow from operations” is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, “cash flow – operating activities” as determined in accordance with IFRS, as an indicator of financial performance. Cash flow from operations is presented in the Company’s financial reports to assist management and investors in analyzing operating performance by business in the stated period. Cash flow from operations equals net earnings (loss) plus items not affecting cash which include accretion, depletion, depreciation, amortization and impairment inventory write-downs to net realizable value, exploration and evaluation expenses, deferred income taxes (recoveries), foreign exchange (gain) loss, stock-based compensation, loss (gain) on sale of property, plant, and equipment, unrealized mark to market gains and losses, and other non-cash items.

•	The term “free cash flow” is a non-GAAP measure, which should not be considered an alternative to, or more meaningful than, “cash flow – operating activities” as determined in accordance with IFRS, as an indicator of financial performance. Free cash flow is presented in this news release to assist management and investors in analyzing operating performance by business in the stated period. Free cash flow equals net earnings (loss) plus items not affecting cash which include accretion, depletion, depreciation, amortization and impairment, inventory write-downs to net realizable value, exploration and evaluation expenses, deferred income taxes (recoveries), foreign exchange (gain) loss, stock-based compensation, loss (gain) on sale of property, plant, and equipment, unrealized mark to market gains and losses, and other non-cash items less capital expenditures.

($ millions)	Q1 2016	2015	2014	2013	2012	2011
Net earnings (loss)	(458)	(3,850)	1,258	1,829	2,022	2,224
Items not affecting cash:
Accretion	34	121	134	125	97	79
Depletion, depreciation, amortization and impairment	722	8,644	4,010	3,005	2,580	2,519
Inventory write-down to net realizable value	—	22	211	—	—	—
Exploration and evaluation expenses	—	242	6	10	60	68
Deferred income taxes	(7)	(1,827)	(191)	210	278	562
Foreign exchange	1	27	71	11	(20)	14
Stock-based compensation	17	(39)	(17)	105	54	(1)
Loss/(gain) on sale of assets	2	(16)	(36)	(27)	1	(261)
Unrealized mark to market	123	(14)	79	(11)	(50)	(8)
Other	—	19	10	(35)	(12)	2
Capital expenditures	(410)	(3,005)	(5,023)	(5,028)	(4,701)	(4,800)

Free cash flow	24	324	512	194	309	398

•	Net debt to cash flow from operations is a non-GAAP measure that equals total debt less cash and cash equivalents divided by cash flow from operations. Total debt is calculated as long-term debt, long-term debt due within one year and short-term debt. Management believes this measurement assists management and investors in evaluating the Company’s financial strength.

Disclosure of Oil and Gas Information

Unless otherwise noted, projected and historical production numbers given represent Husky’s share. Unless otherwise noted, historical production numbers are for the year ended December 31, 2015.

The Company uses the terms barrels of oil equivalent (“boe”), which is consistent with other oil and gas companies’ disclosures, and is calculated on an energy equivalence basis applicable at the burner tip whereby one barrel of crude oil is equivalent to six thousand cubic feet of natural gas. The term boe is used to express the sum of the total company products in one unit that can be used for comparisons. Readers are cautioned that the term boe may be misleading, particularly if used in isolation. This measure is used for consistency with other oil and gas companies and does not represent value equivalency at the wellhead.

Note to U.S. Readers

All currency is expressed in Canadian dollars unless otherwise directed.